08001443

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

19th March 2008

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 18th March 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

dw 3/27

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Announcement

Air Cargo Terminal

Cathay Pacific announces that its wholly owned subsidiary CPSL has entered into a franchise agreement with AAHK on 18th March 2008 for the Franchise to invest in, design, construct and operate a new air cargo terminal at Hong Kong International Airport. The franchise agreement is for a term of 20 years with a total investment of HK$4.8 billion by the Company. In relation to the Franchise, Cathay Pacific has given an undertaking to AAHK that Cathay Pacific will dispose of its entire 10% interest in Hong Kong Air Cargo Terminals Limited. No aspect of the Franchise is expected to constitute a notifiable transaction for the Company under Chapter 14 of the Listing Rules.

This announcement is made under Rule 13.09 of the Listing Rules.

Cathay Pacific announces that its wholly owned subsidiary CPSL has entered into a franchise agreement with AAHK on 18th March 2008 for the Franchise to invest in, design, construct and operate a new air cargo terminal at Hong Kong International Airport. The franchise agreement is for a term of 20 years with a total investment of HK$4.8 billion by the Company. In relation to the Franchise, Cathay Pacific has given an undertaking to AAHK that Cathay Pacific will dispose of its entire 10% interest in Hong Kong Air Cargo Terminals Limited. No aspect of the Franchise is expected to constitute a notifiable transaction for the Company under Chapter 14 of the Listing Rules.

On 25th June 2007, Cathay Pacific submitted a bid to AAHK in response to the Tender. Subsequently, Cathay Pacific was invited by AAHK to enter into negotiation on the detailed terms and conditions of a franchise agreement for the Franchise.

The new air cargo terminal will have a designed capacity of handling 2.6 million tonnes of air cargo throughput annually for Cathay Pacific Group and other airlines. The new cargo terminal will be built in the cargo area of Hong Kong International Airport, close to the existing cargo servicing facilities. It will occupy an area of 103,316 square metres and is scheduled to commence operation in the second half of 2011.

Definitions

"AAHK"	Airport Authority of Hong Kong.
"AHK"	AHK Air Hong Kong Limited, a non-wholly owned subsidiary of Cathay Pacific, the principal activity of which is

	the operation of cargo airline services.
"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited, the principal activity of which is the operation of scheduled airline services.
"Cathay Pacific Group"	Cathay Pacific and its subsidiaries, including AHK and Dragonair.
"CPSL"	Cathay Pacific Services Limited, a wholly owned subsidiary of Cathay Pacific.
"Directors"	The directors of the Company.
"Dragonair"	Hong Kong Dragon Airlines Limited, a wholly owned subsidiary of Cathay Pacific, the principal activity of which is the operation of scheduled airline services.
"Franchise"	The franchise awarded by AAHK pursuant to the Tender for the investment in and design, construction and operation of a new air cargo terminal at Hong Kong International Airport.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"Tender"	AAHK's tender for the investment in and design, construction and operation of a new air cargo terminal at Hong Kong International Airport.

Directors
The Directors of the Company as at the date of this announcement are:

As at the date of this announcement, the Directors of the Company are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 18th March 2008

END